Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

The following is a transcript of an investor conference call to discuss the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) held at 8:30 a.m. ET on Monday, September 8, 2025.

Infleqtion and Churchill Capital Corp

X Business Combination

September 8, 2025

Presenters

Anthony Rozmus - Solebury Strategic Communications

Michael Klein - CEO, Churchill Capital Corp X

Matt Kinsella - CEO, Infleqtion

Pranav Gokhale - CTO, Infleqtion

Operator

Greetings and welcome to the Infleqtion and Churchill Capital Corp X Business Combination Webcast. At this time, all participants are in a listen-only mode. As a reminder, this conference is being recorded.

It is now my pleasure to turn the call over to your host, Anthony Rozmus. Anthony, please go ahead.

Anthony Rozmus

Good morning. My name is Anthony Rozmus. Thank you for joining us today. It is my pleasure to welcome you to the Infleqtion and Churchill Capital Corp X business combination webcast. The webcast will be available for replay at Infleqtion.com/investors, where you will also find a copy of the investor presentation.

Please note that this morning’s webcast contains forward-looking statements regarding future events and future performance of Infleqtion and Churchill Capital. These forward-looking statements are based upon information available to Infleqtion and Churchill Capital today, and reflect the current views and expectations of the companies.

Actual results could differ materially from those contemplated by these forward-looking statements, including but not limited to the timing of development milestones, potential future customers and revenues, competitive industry outlook, and the timing of and completion of the business combination. Please refer to the press release issued this morning and the presentation accompanying this webcast for more information on the risks regarding these forward-looking statements that could cause actual results to differ materially.

This conference call is for informational purposes only, and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under a securities law of any such jurisdiction.

I now invite Michael Klein, CEO of Churchill Capital Corp X, to share greater detail of the business combination. Michael, when you’re ready, please begin.

Michael Klein

Good morning and welcome to today’s Churchill X announcement of its exciting merger with Infleqtion. With me today is Matt Kinsella, the CEO and founding investor of Infleqtion, and Pranav Gokhale, the co-founder and Chief Technology Officer of Infleqtion.

We at Churchill are extremely enthusiastic about today’s announcement. Infleqtion is an extraordinary company that has built a commercialized and highly advanced quantum technology with a suite of products and services that are already generating substantial revenues with a large pipeline and fantastic partners across the entire ecosystem. I’m excited to be part of this announcement with Matt and Pranav and to partner with them in building value for our Churchill shareholders.

Matt is a leader in both the technology space and in the venture investing world. He had a long and exciting career at Maverick Ventures, where he scaled leading technology companies. He led the investment in 2018 by Maverick in Infleqtion and joined the board, and he was selected as the CEO in 2024 in order to build and scale this company and make it ready for the public markets. Under his leadership, the company has tripled its revenues in the past 18 months and developed scaled products across three different suites, which you’ll hear about.

Pranav is equally exceptional, and we’re enthusiastic to be his partner. He has a PhD in quantum computing from the University of Chicago. He has been a quantum technologist from the earliest days at the National Institute of Standards and Technology. He founded the operating system for quantum, which is called Super.tech. His business and his software was acquired by Infleqtion in 2022, and it brought together leading hardware and leading software in the quantum space, a perfect combination.

I think many of you on this call will know already quantum is a critical technology. It’s a multiplier for compute. It is critical for national competitiveness. It is driving substantial amounts of both investment and expectations across AI training, national security, and industrial innovation. We think Infleqtion will be a critical part of the development of large-scale quantum computing as well as providing, through its sensing and through its other devices, critical technology for GPS navigation, bolstering cyber security, and assisting in the development of new materials in drug discovery.

Part of what’s exciting for us about Infleqtion is it’s not a research company and it’s not a science project. It is already commercial. It has sold multiple quantum computers. It has developed thousands of quantum sensors. It’s based upon Nobel prize-winning science called neutral atom technology, which is highly scalable. The company itself today is already generating revenues. That is attractive and amongst the highest of any company that is attacking the quantum space.

In addition, Infleqtion has partnerships that not only will validate the company but will extend the success of the company, including partnerships with Nvidia, with DARPA, much of the U.S. government and national security infrastructure, as well as other governments. The company today has already generated trailing 12 month revenues of $29 million and has booked and awarded business of $50 million, placing the company at the top end of competitors in the quantum computing space.

In short, Infleqtion is an exceptional public market opportunity. It is prepared and poised for substantial growth, and it’s at the forefront and a leading edge of quantum advantage. So, we’re thrilled to partner with the company.

Now, if we look at Churchill, most of you who are on the call will have had experience with Churchill Capital. For those who have not, we’ve been a leader in the development of growing public companies over the past seven years. We’ve focused on finding exceptional companies with exceptional leadership that are poised and ready to scale.

We’ve raised over $10.5 billion of growth capital for our portfolio companies. We’ve taken six companies public through this effort. Each one has been unique, but each one has been built upon our disciplined framework of using our operating partners and our capital markets expertise to find, develop, and extend significant public companies.

Our most recent transaction includes the investment and public listing of Oklo, a breakthrough in nuclear energy. That transaction delivered $300-plus million of growth capital. I would note we had 100% investor participation. Since going public, Oklo has created enormous shareholder value, increasing from $10.00 per share at launch to over $85.00 per share at its peak, and it continues to provide substantial value for shareholders.

It’s a powerful validation of our model, using our operating partners to pick and back the right team and the right companies and the right moments in finding an appropriate valuation and structure for success in the public markets. What ties together our investments is not a specific sector, but the framework that we utilize, being operating partner led to find exciting opportunities and make sure they are positioned, prepared, and ready to scale in the public markets.

Our framework is quite simple. We’ve looked for sectors that have underlying tailwinds for growth. In many cases, these are companies that have passed the scientific research stage and moving towards commercialization for substantial expansion. We look for large, durable market opportunities. We look for opportunities that are backed by policy support and by substantial demand because of the need for the developments that the company has created.

In much of what we’ve done over the past three years, businesses that we’ve been found are essential for U.S. competitiveness as investments in AI, investments in quantum computing, investments in energy, investments in autonomous vehicles are all critical to the competitiveness of all U.S. industry. We’ve applied this across our Oklo transaction, across our Plus AI transaction in autonomous trucking, and now in quantum with our Infleqtion investment. This is a foundational technology. It is powering compute, AI, national security, and substantial innovation.

For those of you who are not as well versed in quantum, this presentation by our two leaders should be quite helpful. Quantum is a market opportunity of about $160 billion in both advanced computing and sensing. It’s already deployed today in defense, AI, and innovation, and it’s a clear national priority.

Infleqtion fits very importantly in this framework. It utilizes Nobel prize-winning neutral atom technology, and it is a leader in the modality in quantum utilizing neutral atoms. They have passed all of the demonstrated technical milestones of qubits in commercial traction, and it is a perfect alignment with our strategy of scaling exceptional companies.

Now, it’s important for us to set these companies up to succeed in the public markets. And the way we do so is not only with the selection of an exceptional management team and an exceptional company, but setting the business up at both a valuation and a structure that’s attractive for our shareholders.

We will raise with this transaction a bit over $540 million of proceeds for Infleqtion. It will all be to provide growth capital for the business. The business is already well-capitalized today and has a very low burn rate, but this $540 million will take it very far down its path of continued commercialization.

100% of the existing equity is being rolled into the transaction by management and the current shareholders, all of whom will have long-term lockups. These existing shareholders have increased their investments materially, putting an incremental $70 million of new capital in, and we also have significant new investors that have put in over $50 million of incremental capital.

These are strong validation of both the progress of Infleqtion, the value of the company, and the substantial opportunity in the public markets. This is a simple shareholder aligned structure, strengthens an already well-capitalized company. We are investing with these investors and this management for the long run, and will be there for the long run.

Finally, it’s important to set these companies up at an attractive valuation. Infleqtion is going public at about a $1.8 billion valuation. This is an exceptionally attractive entry point when one looks across the public benchmarks in the sector. We now have and you now have the opportunity to participate in a leader at scale who’s generated already the second highest amount of existing revenues.

The company, as I indicated, has substantial booked and awarded business and a substantial pipeline. The traction demonstrates not only that quantum is a long-term vision, but it’s also being commercialized by Infleqtion both in quantum computing, in sensing, and in a suite of products.

Infleqtion neutral atom technology has achieved the crucial milestones that are necessary to give all of us comfort in the commercialization of quantum. It’s developed an advantage in precision sensing. It’s one of only two to demonstrate logical qubit in real-world applications. These achievements put Infleqtion at the forefront of the field and on path toward scalable fault tolerant quantum computing.

I’ll close and hand over to Matt and tell you that this best in class technology, commercial traction, compelling entry valuation positions Infleqtion to be a meaningful value creating event for our Churchill X shareholders and all new investors that participate with us.

Matt Kinsella

Thank you, Michael. And before I begin, I would like to thank Michael and the entire Churchill team for their partnership and support. Their track record of backing market defining companies and their confidence in Infleqtion means a great deal as we move into this next phase.

Before I introduce Infleqtion, let me spend a few moments introducing myself. My name’s Matt Kinsella, and I am the CEO of Infleqtion. And before I became CEO, I was the first investor in the business back in 2018, and have served on the board ever since. In 2017, I got very curious about quantum. And when I say quantum, I mean the world of the very small, atomic and subatomic, where a whole different set of rules called quantum mechanics rules the day. These are, in fact, the fundamental rules that govern the universe.

I went down the quantum rabbit hole, a journey I’m so happy all of you are taking now, and that journey ultimately led me to Professor Dana Anderson, Infleqtion’s founder. Dana is a pioneer in neutral atoms, the quantum modality that Infleqtion utilizes. I became enamored with neutral atoms, largely due to their flexibility. I believed neutral atoms would be the best path forward to quantum advantage.

Unlike most quantum modalities, everything Infleqtion does takes place at room temperature. Normally, to take advantage of quantum, one needs cryogenic freezers, which are large, heavy, and expensive. And Dana was part of several Nobel prize-winning teams that figured out how to freeze atoms with lasers.

Now, I know that sounds crazy, but if you think about fundamentally what does frozen mean, it is simply the lack of motion of atoms. Using lasers, we hold our atoms in place inside our quantum cores such that they’re moving so little they become the coldest place in the known universe, but the system itself remains at room temperature. And I know that’s pretty mind-bending.

And that is what makes this such a powerful modality, because now it can move out of the lab. It can be field deployed. It can be shrunk. It can be cost down. This means our quantum technology is more flexible, more scalable, and cost-effective. Products built on this core already perform between 100 and 1,000 times better than classical standard. Yes, that’s 100 and 1,000 times, and that’s the type of increase in performance we experience with quantum and why it is such the game changing technology. We aren’t talking about 2X or 3X increases. We’re talking several orders of magnitude.

So, what I saw at the time was the ability to build a quantum technology company that wasn’t just a binary bet on getting a fault tolerant quantum computer or nothing. It was a way to build a real business with real quantum advantage in the form of other types of quantum products, largely underneath the broad quantum sensing umbrella on that trip to the crown jewel of quantum computing. Quantum is a once in a generation technology shift with trillion dollar implications.

So, with my intro out of the way, let me now introduce Infleqtion. Infleqtion’s vision is to harness the power of quantum to expand human potential. And our mission, in other words how do we bring that vision to life, is to commercialize neutral atom based quantum products that provide orders of magnitude improvement in both computing and sensing applications over traditional computing and sensing products. That’s why we’re all here building Infleqtion, to turn the promise of quantum into practical, scalable products that will transform industries from AI to national security, material science, space exploration, and much more.

So, what do we actually do? Simply put, we design, we build, and we sell quantum computers, quantum sensors, and quantum software to governments, corporations, and research institutions. And at the heart of all of our products is our quantum core, and you can see it right there on the left. If you open up any of our products, you will see something like that inside.

And we use that core underlying engine to create a suite of products ranging from computers to clocks to quantum radiofrequency, or RF, sensors, and finally inertial sensors. These products have orders of magnitude improvement over classical standards, meaning our quantum clocks keep time with precision, accuracy, and stability at 10 to 1,000 times greater levels than existing atomic clocks. This enables the ability to have better than GPS time for synchronization without needing to access the GPS system, which unfortunately is being jammed and spoofed with growing frequency.

Just think about the infrastructure that we rely on on a daily basis that is dependent on GPS to synchronize. It’s the electricity grid, cellular networks, data centers, financial markets. The list goes on. This is a great point of fragility in our infrastructure, and our products help.

Our quantum RF receivers completely rethink the paradigm of how we receive radio waves. Instead of using antennas, we turn our atoms into receivers, enabling all sorts of new use cases. Normally, the size of an antenna has to match the wavelength you’re trying to receive. That’s why rooftop antennas are bulky and why submarines trail antennas that can stretch up to a kilometer in length just to maintain communication while submerged. With a quantum receiver, we can shrink both of these down to something the size of a sugar cube.

We also build inertial sensors that can sense forces like gravity and motion with precision never before seen, someday allowing us to navigate completely without GPS. And finally, our quantum computers will enable use cases classical computers will never be able to accomplish.

We apply our quantum software stack on top of our hardware to control and make sense of the data and ultimately make these usable products. And core to our mission is actually deploying these out into the field in commercially usable form factors. Everything we do is applications driven: timekeeping beyond GPS, secure communications, navigation without satellites, and computing tasks classical systems simply can’t reach.

Our products are deployed with leading partners in the world’s most demanding environments, on the ground, at sea, in the air, and in space. We have built quantum computers on three continents, validating the global need for scalable quantum platforms. We have flown our quantum clocks and sensors on aircraft, including a demonstration with the UK’s minister of science on board, highlighting applications in aerospace and national security.

At sea, our sensors will be on trial with the Royal Navy for future defense and navigation markets. And in space, our sensors are already operating on the International Space Station, with additional missions in development alongside NASA, opening more opportunities in space exploration and next-generation communications.

The market opportunity ahead of us is immense, and our partnership with Churchill positions us to capture it, creating a compelling investment opportunity for public investors for a number of reasons. Infleqtion is among the clear leaders in neutral atoms, with breakthroughs in logical qubits and real applications.

As you’ll learn in this presentation, logical qubits are the keys to unlocking quantum computing advantages. We are among a handful of companies to demonstrate them, and one of only two to run real applications on them. We are a full stack quantum provider, which allows us to serve multiple large and growing end markets.

We are partnered today with some of the most important companies in the industry that we will highlight further in this presentation, and we’re already generating revenue, $29 million in the last 12 months, with approximately $50 million expected multiyear bookings and awards for this year and a $300 million plus pipeline. To date, we have sold three quantum computers and hundreds of sensors and cores. We are already well-capitalized, and this transaction will increase our resources to supercharge our growth.

Let’s talk about the team. I’ve already introduced myself, and I’ve hinted at Dana Anderson’s background. Dana truly is the first mover, a pioneer of neutral atoms. Dana has been a professor at CU Boulder for over 40 years, and was part of the foundational Nobel prize-winning work that made neutral atom quantum possible and provides the scientific foundation that Infleqtion is built on today.

Paul Lipman, our Chief Strategy Officer, has decades of experience running businesses largely in the cyber security world which, as you’ll learn, is highly relevant for quantum. And I’ll be joined today on this call by our CTO and co-founder, Pranav Gokhale, who is one of the foremost architects of applying quantum to real-world applications. His groundbreaking work sits at the intersection of hardware and software and is defining the path to transformational applications.

Infleqtion has the foundation to be the winning quantum company, with a team of over 130 quantum physicists and engineers and more than 230 issues—issued and pending patents. And as you can see, we’re backed by a group of world-class investors.

So, why did I become so intrigued with quantum, and why should you care about it? Here’s the reason. Classical systems will hit a wall on size, energy, and cost. There are certain tasks existing technology can’t and simply will never be able to accomplish. Just as GPUs sat on top of CPUs to unlock massive new markets, our quantum processor units, or QPUs, will sit on top of the GPUs and CPUs and unlock problems classical computers can’t touch.

Let’s look at encryption for example. Modern-day encryption is based on a fundamental inability of classical computers, and that is the ability to factor a long string of numbers down into the two prime numbers that, when multiplied together, gives you that long string of numbers. A CPU would take six trillion years to break RSA 2048 encryption. A GPU would take 75 billion years. A QPU will do it in approximately one week when they are mature.

This is the type of step function we are talking about, and this is what will unlock even bigger markets for quantum. Quantum is the next technology paradigm building on and expanding what is possible with classical technologies.

Our history began in 2007, when Dana Anderson realized that atoms would become the most scalable path to quantum advantage. And since that time, we have translated that vision into many industry firsts and commercial traction. For instance, we developed the world’s first ever quantum memory for NASA. I led Infleqtion’s first institutional investment in 2018 while at Maverick, which accelerated our growth into computing.

We were the first company to bring quantum to space with our Cold Atom Lab on the International Space Station. We sold our first quantum computer in 2023. In 2024, we secured our first double-digit million dollar quantum clock order from the DoD. And in 2024, we achieved two logical qubits on our computer, and have since raised that number to eight this year and now have compounding momentum to grow even faster.

And broadly, we have transitioned from the research and technology development phase to building commercial products. And now we are rapidly accelerating applications, use cases, and customer deployments, and we’re ready to move even faster.

Our technology is already in market with real deployments across multiple domains, and let me share a few examples of our commercialization. On the computing side, we can apply our quantum software on GPUs and greatly increase their efficiency, especially around context windows, removing one of the critical scaling bottlenecks of large language models.

This is effectively taking some of the advantages that quantum computing will bring and displaying them on classical GPUs through software today. We’re conducting multiple joint demonstrations of quantum integration with Nvidia on that front.

We are a supplier to the U.S. Army and work with partners like SAIC on go-to-market. And we are unlocking new ways to generate data to train AI. We have strong collaborations with important industry leaders in quantum like JP Morgan, EPRI, as well as the Air Force.

At the same time as selling what we have on the truck today, we are driving that truck towards quantum advantage on our computers, where we will be able to do things that classical computers cannot do. And to talk about that as well as to go deeper on our broader technology and products, I’d like to turn the call over to Pranav Gokhale, Infleqtion’s CTO and co-founder. Pranav, over to you.

Pranav Gokhale

Great. Thanks, Matt. Indeed, I’ll go a layer deeper into our tech stack and its transformative implications.

To start with, at the heart of all of our hardware is this neutral atom core, which can produce a vacuum like outer space in a glass cell. Inside of that cell, we load in large numbers of atoms that scale to thousands of qubits with pristine coherence, exceptional control, and universal connectivity between pairs of qubits.

Now, by pointing lasers at this core and manipulating the atoms in different ways, we realize our full spectrum of hardware products from quantum computers to quantum clocks to RF receivers to inertial sensors. All four products share the same foundational platform of exquisite laser controlled atoms inside our glass core.

Let’s double-click on what that technology platform enables in quantum computing. As the slide indicates, the neutral atom approach we use stands out from other modalities by simultaneously achieving five what we’ll call keys to the kingdom. First, neutral atoms, by comparison to other modalities, scale up to thousands of qubits in a single glass cell. Second, pairing this scale with high fidelity gates has enabled one of the first demonstrations of applications using logical qubits, which we’ll dive deeper into soon.

Third, neutral atom QPUs can be operated at room temperature, circumventing the need for large dilution refrigerators. Fourth, neutral atoms are dynamically reconfigurable to arbitrary connectivity, enabling dramatic algorithmic improvements. And finally, again, our neutral atom core is uniquely capable of also serving the broad sensing markets, including buildable time clocks, RF sensors, and inertial sensors. You can see from this chart why we believe neutral atoms are the most practical and most powerful way to quantum.

Let’s look at some of the numbers to monitor progress in quantum computing across modalities. These two plots are adapted from an open source data set and distilled to two key metrics, quantity and quality. On the left, you see quantity, or qubit count. And notice that the y-axis is a log scale, and you’ll immediately see that neutral atoms, in turquoise, are the breakout winner. Infleqtion in fact has the commercial record, with 1,600 qubit arrays. And we’ve also provided the atom source cell underlying the absolute record achieved in academia of 6,100 qubits.

On the right-hand side, we have quality expressed as error, so lower is better. And in particular, it’s important to cross the 1% threshold in error. I’ll point out two things here. First, neutral atoms are the new kid on the block. And in fact, that first point on that turquoise neutral atom curve is thanks to our Chief Scientist of Quantum Information, Professor Mark Saffman, who demonstrated the first ever gate between neutral atom qubits at his lab at University of Wisconsin.

Second, I’ll point out the dramatic progress that has led to Infleqtion’s publication just last month of user facing error of 0.27%, which is well under that 1% threshold. The reason this matters is that putting together qubit quantity with qubit quality is the formula for achieving a concept known as logical qubits, which are qubits that are resilient to errors.

When we get 100 of these logical qubits, we expect to unlock transformative computations that are unsolvable by classical computing. Importantly, in 2024, Infleqtion crossed the logical qubit chasm by achieving one of the first real world applications on these logical qubits. And specifically in our case, we unveiled a joint demonstration with Nvidia that showed a material science use case on logical qubits with a validated increase in reliability.

We’ve touched on this concept of logical qubits a few times, so let’s go one step deeper. As the graphic on the right illustrates, the issue with physical qubits is that they’re ultimately fragile, as depicted by the jagged boundary on each circle. But when you put many of these physical qubits together, you can use software to virtualize a single near-perfect qubit, depicted with the solid circular boundary.

Again, this is technology that very few have achieved, and Infleqtion is just one of two companies that have run an application on our logical qubits. Over the next few years, we are executing on a roadmap that targets 100 logical qubits in year 2028, which we believe is a significant tipping point towards utility scale applications. And that’s just the beginning, as we target 1,000 logical qubit memories just two years later in 2030.

This progress is building on a strong foundation, having achieved two logical qubits last year and already extended it to eight logical qubits this year. And all these results build atop our achievement of 99.73% user facing gate fidelity, our record-breaking result of 1,500 physical qubits, and our industry-leading software stack, which I’ll cover soon.

I’ve focused on our quantum computing stack as a representative example, but the same full stack innovations force multiply throughout our commercial offering. To emphasize visually here, all of our four hardware products leverage our foundational neutral atom core. Our Sqale quantum computer uses the underlying neutral atom qubits to execute high-performance [unintelligible].

Our Tiqker atomic clock uses the underlying atoms to power high precision timing applications. Our SqyWire receiver uses the underlying atoms to tune to RF transmissions across broad ranges of the electromagnetic spectrum. And our Exaqt inertial sensor uses the underlying atoms to detect minute changes in acceleration for navigation and monitoring in communications.

Finally, at the top of the stack, Infleqtion has built pioneering software that spans middleware infrastructure, breakthrough quantum applications for industry, and QPU inspired methods that expand the capabilities in GPU for modern AI.

A key advantage of our neutral atom hardware core is that it can scale to many atoms in a single glass cell, which bypasses the need for challenging modular interconnects that competing modalities require. We combine this inherent neutral atom scalability with photonic integrated circuits that feature miniaturization, low lapse, and mass manufacturability.

This combination has enabled products like our Tiqker atomic clock to achieve rack mountable form factor for integration into data centers. Similarly, our Sqale quantum computer has already been fielded and deployed in customer sites in the UK and Japan. And finally, the neutral atom core underpinning our Exaqt inertial sensor has been deployed in orbit on board the International Space Station.

The last area I want to cover is our software and applications stack, which originates from the work I spun out of U Chicago with our Chief Scientist of Quantum Software, Professor Fred Chong. On the bottom half of the software stack, Fred and I established a leading middleware product called Superstaq, which force multiplies the capabilities of QPU with deep optimization. Importantly, Superstaq ports and supercharges every gate based qubit modality, not just neutral atoms. For instance, both of the U.S. Department of Energy’s QPU testbeds, a superconducting modality at Berkeley and a trapped-ion modality at Sandia, are multiyear customers of Superstaq.

Higher in the stack, our software team has pioneered applications and algorithms across target markets in areas like AI, drug discovery, material science, and chemistry. Our ownership of the entire software stack, especially the top, enables us to climb up the value chain and target high gross margin.

It’s worth zooming out to reflect on these applications in quantum computing. The critical thing to keep in mind is that classical computers are fundamentally unable to solve certain problems efficiently, unlike quantum computing algorithms running on our Sqale QPU. In AI, this means expansion of memories for longer context learning. In drug discovery, that means accelerated modeling of candidate medicines. In material science, that means computational discovery of new molecules. In chemistry, that means computational determination of reaction rates to improve and optimize process yield.

I’ll drill down on the AI use case, which is a technology called contextual machine learning, or CML, that we debuted this year at Nvidia’s GTC conference. CML leverages quantum algorithms to address the width of context windows, which refers to the amount of history that models can use to make impressions. Context window limits are one of the most important bottlenecks in modern AI models like the Transformer architecture underpinning ChatGPT.

Although our CML approach was designed for QPU, we engineered a GPU implementation to unlock value today. Since debuting CML, we have an announced contracts for our AI technology with customers like the U.S. Army and Navy, who require long context windows to process long data streams emitted by sensors. As indicated on the left-hand side, CML already unlocks market value by supercharging GPU today, but the largest advantage will be unlocked by running contextual models on QPUs with pre- and post-processing on GPU.

Just as our quantum computing stack drives applications beyond the limits of classical computing, our quantum sensing stack unlocks precision reliability and versatility at new levels. Our quantum clock product ticks hundreds of times more frequently and with more stability than previous timing standards, which enables enhanced precision in data centers and electric grids.

This timing technology, as well as our quantum inertial sensor, provide a trustworthy source for positioning and navigation applications that are otherwise reliant on fragile and hackable GPS references. And our versatile quantum RF sensor leverages extreme suitability to access broad electromagnetic spectrum, consolidating dozens of antennas into one small device.

In aggregate, what I hope this overview of Infleqtion’s tech stack has conveyed is that our hardware and software leadership uniquely positions Infleqtion to capture massive market opportunities. I’ll hand it back to Matt on that note.

Matt Kinsella

Thank you, Pranav. We are standing at the threshold of the next great technological revolution. Just as transistors powered the digital age and GPUs power AI, quantum represents the next platform shift, one that will redefine computing and sensing.

History shows that every major technology wave has created outsized returns for those who recognize it early. Infleqtion is among the few companies delivering today with deployed quantum computers and sensing systems. Neutral atoms shorten the path from lab to field, and that’s why we can address the $160 billion market opportunity in quantum computing and quantum sensing faster.

Quantum is a global race with very high stakes. Allied nations are investing to ensure that we set the rules of the future. While China is investing heavily, the combined investments from the U.S. and our allies are even greater. Infleqtion has teams in the U.S., the UK, and Australia with contract wins across many allied governments, positioning us to capture this growing pool of strategic funding and demand that drives our revenue and secures our long-term roadmap.

So, what end markets actually make up that $160 billion addressable market? First, AI and data infrastructure; hyperscalers and defense users want longer memory windows, faster training cycles, and quantum inspired algorithms to push passed bottlenecks in today’s models. Two, defense and national security; governments are prioritizing quantum navigation, precision timing, and spectrum sensing to maintain operational advantage in GPS denied or jamming environments.

Three, energy and climate; utilities and research labs seek quantum optimization to stabilize power grids, improve energy storage, and accelerate development of new materials for the clean energy transition. Four, pharma and materials discovery; R&D groups are looking for quantum driven simulation to shrink timelines for drug development, new alloys, and advanced batteries. Space and aerospace; agencies and contractors need quantum timing and sensing technologies for navigation, deep space exploration, and next-generation communications. And finally, cyber security; enterprises and governments are preparing for a post quantum world, exploring quantum safe encryption and secure communications to stay ahead of adversaries.

Neutral atoms shorten the path to deployment, allowing us to develop solutions for these end markets faster. We’re highly motivated to solve the problems of our generation with quantum. The work we’re doing is focused on real applications and use cases. We have and continue to enter into deep collaboration with partners, ensuring that what we build today will scale to deliver impact across industries.

Our pipeline with these partners is growing, and what’s exciting is that many of them are leading the way in quantum adoption. The capital we’re raising will go directly towards expanding into new applications and accelerating our roadmap because customers are asking for it now.

Here you see powerful examples of what our dedicated teams have delivered in collaboration with partners focused on applications that matter. A compelling proof point is our award-winning SAPIENT platform, a multi-sensor fusion system which beat out 132 leading AI competitors to win a multimillion dollar contract with the U.S. Army. Built with compact models powered by our contextual machine learning framework and deployable on Nvidia Jetson Edge GPUs, SAPIENT demonstrates the real world fusion of quantum inspired AI and practical deployment.

These are incredible accomplishments that give you a glimpse of the future we’re building. With our commercial engine ramping up, we’ve decisively moved from low volume production into much larger commercialization. In just a year, revenues have grown from under $10 million to the $29 million range, a 3X uplift since 2023. Looking ahead, we already have approximately $50 million in booked and awarded business, much of it representing multiyear value. And we have built more than a $300 million pipeline of identified customers and opportunities to seed our growth.

I like to think of all of our products as a conveyor belt. On the far left, it begins with a program from DARPA, NASA, or another leading agency that comes to us asking to do something that initially seems impossible. Take clocks as an example. The task was to effectively take a technology that filled a lab bench and shrink it down to the size of the original Xbox. This initial funding gets us to a prototype and then we expand, and we repeat this process with new applications.

The great thing is is that we know that demand is built in from day one if the government partners are already asking us to build it. Ultimately, this gives us the early customer base that allows us to drive into larger scale sales and manufacturing.

Financially, we’re disciplined and very well-capitalized. As of June 2025, we had $88 million on the balance sheet, and our trailing 12 month burn is approximately $21 million. We are pursuing this transaction to even better capitalize ourselves to be prepared to service the incredible opportunity in front of us. We’ll deploy the capital to, one, accelerate our technology and product roadmap; two, expand applications into new end markets; and three, scale customer adoption and new ecosystem partnerships.

Neutral atoms are the best path to quantum advantage. Infleqtion is already recognized as a technology and product leader with growing commercial traction. We are well-positioned to serve the $160 billion of end market opportunity in front of us. With a compelling transaction structure and expected capitalization, we are ready to execute and scale.

We are very excited to have you along for this journey and so appreciate your support. We look forward to meeting many of you in person in the coming weeks. Thank you.

Operator

Thank you. That does conclude today’s teleconference and webcast. You may disconnect your line at this time. And have a wonderful day. We thank you for your participation today.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.